8

07022646

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Charlemagne Capital

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 19 2007
THOMSON FINANCIAL

FILE NO. 82- 35004 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 4/18/07

082-35004

RECEIVED

2007 APR 18 A 8:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Charlemagne
Capital

Charlemagne Capital Limited

Annual Report and Financial Statements
For the year ended 31 December 2006

ISIN No. KYG2052F1028

AR/S
12-31-06

CONTENTS

FIVE YEAR FINANCIAL HIGHLIGHTS

Year Ended 31 December	**2002**	**2003**	**2004**	**2005**	**2006**
Assets under Management at year end [unaudited]	US$0.34bn	US$0.80bn	US$2.17bn	US$4.08bn	US$4.65bn
Management Fees	US$4.3m	US$6.3m	US$14.5m	US$27.3m	US$38.6m
Performance Fee and other Revenues excluding non-recurring items*	US$7.2m	US$9.8m	US$30.9m	US$63.6m	US$52.6m
Operating Profit before taxation and non-recurring items*	US$1.4m	US$5.4m	US$24.0m	US$49.6m	US$46.9m
Earnings per share attributable to ordinary shareholders	US 0.3 cents	US 0.8 cents	US 2,7 cents	US 9.7 cents	US 12.5 cents

* In the opinion of the directors, stating revenues and operating earnings before taxation excluding non-recurring items more accurately reflects the sustainable earnings of the Group and its ongoing activities.

CURRENT YEAR HIGHLIGHTS

- **Assets Under Management** – US$4.65 billion – Increased by 13.7%
- **Management Fees** – US$38.6 million – Increased by 41.5%
- **Performance Fees** – US$51.4 million
- **Pre Tax Operating Return** on Average Shareholders' Equity* - 97.8% - Increased from 84.2%
- **Operating Profit Margin*** - 51.5% - Decreased from 54.6%
- **Earnings per share** – 12.5 US cents per share – Increased by 28.4%
- **Total Dividends** paid and declared for 2006 – US$24.3 million
- **Share Buy Back** of 1.2% of the issued capital for cancellation post listing for US$4.7 million

* In the opinion of the directors, operating earnings before taxation and non-recurring items more accurately reflects the sustainable earnings of the Group and its ongoing activities.

COMPANY INFORMATION

EXECUTIVE DIRECTORS

J. A. Sutcliffe (Chief Executive)
D. D. Curl
R. H. van Griethuysen
D. McMahon (Company Secretary)
A. A. Whamond

NON-EXECUTIVE DIRECTORS

M. P. Baer (Chairman)
J. J. van Duijn
J. Mellon
Rt. Hon. Lord Lang of Monkton, PC

REGISTERED OFFICE

Ugland House, P.O. Box 309, South Church Street,
George Town, Grand Cayman, Cayman Islands, B.W.I.

MAILING ADDRESS

Regent House, 16-18 Ridgeway Street,
Douglas, Isle of Man, IM1 1EN

NOMINATED ADVISER

UBS Investment Bank
1 Finsbury Avenue, London EC2M 2PP

AUDITORS

KPMG Audit LLC
41 Athol St, Douglas, Isle of Man, IM99 1HN

PRINCIPAL BANKERS

Barclays International
Victoria St, Douglas, Isle of Man, IM99 1AJ

SOLICITORS

Stephenson Harwood
One, St Paul's Churchyard, London EC4M 8SH

REGISTRARS

Capita IRG (Offshore) Limited
Victoria Chambers, Liberation Square, 1/3 The Esplanade, St Helier, Jersey JE4 0FF

CREST DEPOSITARY

Capita IRG Trustees Limited
The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.

Chairman's Statement

I am pleased to be making my first Chairman's statement since the Company listed on the London AIM market. A year that was not without challenges has also been a year of very positive developments for the Group, with continued success in key areas. Having decided at the end of 2005 that it would be appropriate to seek a listing for the Company's shares, admission to the London Stock Exchange's AIM market was achieved at the beginning of April 2006. Following the listing almost 40% of the Group's equity remains in the ownership of Directors and staff working within the business.

Assets under Management ("AuM") are the Group's principal source of revenues and future earnings potential. Against a backdrop of turbulent market conditions mid year and reduced levels of mutual fund flows into the emerging market mutual funds, AuM increased by 13.7% to US$4.65 billion. This is after taking into account the planned realisation of Novy Neft, the Gazprom local share vehicle which returned US$440 million to shareholders in June. After adjustment for Novy Neft, the increase in AuM would have been 25.8%.

We have continued to deliver superior returns across a range of strategies. Our investment process seeks to benefit from pricing inefficiencies within the emerging markets in order to generate consistent, low risk returns through a pragmatic, active, bottom up process. We remain confident that this strategy will continue to produce superior returns over the long term. August 2006 marked the three year anniversary of the Group's flagship Magna GEMs Fund, with a performance record which is first decile since inception as ranked and measured by Standard and Poors. This has significantly enhanced Charlemagne's ability to develop and grow the business going forward.

Core annual management fees increased by 41.5% to US$38.6 million, enhancing the Group's core earnings basis. The Group's funds again generated significant performance fees of US$51.4 million. These performance fees are a valuable asset for the shareholders of the Group. Given the turbulent investment conditions experienced in the middle part of the year, this is a creditable performance and the Group remains well placed to improve on this performance in 2007.

During 2006, I joined the board along with Jaap van Duijn and Ian Lang, both of whom bring many years of business experience in fields related to the Group's business. We are all enthused by the Group's prospects for growth in the coming years based on its strength in emerging market expertise and an operating platform which can be scaled easily to support growth.

Our strategy remains unchanged. We will continue to focus the business on our core global emerging market specialisation, operating within an asset class which we believe remains highly attractive. Built on increasingly strong fundamentals, the outlook for GDP and earnings growth remains positive and valuations compare favourably with developed markets. The Group combines the flexibility and enterprise of an entrepreneurial business with the organisational infrastructure of an institutional asset manager. In this way, we aim to provide consistently superior returns to investors, build value for our shareholders and to provide a culture and framework to attract and develop talented individuals whose efforts make this possible.

As previously stated, it is our intention and policy to declare dividends which reflect the long term earnings and cash flow potential of the group. This includes managing our capital structure by returning surplus profits from performance fees to shareholders through special dividends and buying back of the Company's shares. This process began in 2006 with special dividends paid and declared for the year of US$11.8 million and buy back for cancellation of shares for US$4.7 million, totalling US$16.5 million in addition to ordinary dividends of US$12.5 million.

Finally I wish to thank our employees for their efforts in 2006. Their hard work, motivation, skill and commitment continue to be essential to the Group's development. The team has managed the firm through another year of change and growth, not to mention the listing on AIM. On behalf of all shareholders I would like to thank them for their efforts.

Michael Baer

12 March 2007

Financial and Operating Review

Financial Results

The results for the year ended 31 December 2006 demonstrate another period of strong growth and progress towards delivering the strategic objectives of the Group. Charlemagne has delivered growth in revenues, operating profit and earnings per share.

AuM at 2 January 2007 were US$4.65 billion, an increase of 13.7% over the year (2005: US$4.08 billion) Net subscriptions over the year were flat, reflecting strong inflows in the first four months followed by redemptions after the market correction in the second quarter. Net subscriptions were achieved in the Hedge, Institutional and Specialist (excluding Novy Neft) business areas with small outflows from Magna Funds over the year. Additionally, as anticipated at the time of the Group's IPO, one of the structured products, Novy Neft, was restructured in June and returned US$440 million to investors, representing 10.8% of the Group's assets under management at the start of the year.

Revenues from net management fees in the period increased substantially and were 41.5% higher than the comparative period in the prior financial year at US$38.6 million (2005: US$27.3 million). The Group's net management fee margin averaged 83 basis points for the year (2005: 84 bps).

The Group continues to deliver strong investment performance and crystallised performance fees were US$51.4 million. This compares to US$60.7 million in the previous year and demonstrates the Group's ability, through the diversification of its products, to earn performance fees, also in periods of market volatility.

Costs continue to be tightly controlled. Operating expenses, including profit related bonus pool allocations, rose to US$44.2 million from US$41.2 million reflecting an investment in additional resources both in the latter part of 2005, now being reflected for a full year, and in 2006. The cost of providing a share option incentive scheme for staff amounting to US$1.5 million is also reflected for the first time this year. The Directors do not believe that the element relating to non performance related elements will rise materially in future years unless there is a significant increase in AuM. The Group's operating profit margin for the period was 51.5% (2005: 54.6%). It is expected that operating margins will remain relatively stable given the Group's bonus structure.

Operating earnings before taxation and non-recurring items were US$46.9 million in 2006 compared to US$49.6 million in 2005, as a result of lower performance fees and higher operating expenses as investment in new personnel continued.

Profit after taxation provisions of US$6.0 million and the third party costs of listing amounting to US$3.5 million, was US$37.4 million during 2006 compared with US$56.3 million in 2005. In underlying terms, pre tax profit in 2005 was heavily influenced by the one off gain on the maturity of a private equity project in 2005 which contributed US$13.2 million, net of expenses.

Operating earnings per share rose by 83% to 15.7 US cents (2005: 8.6 US cents). This reflects in part the buy back of a number of the Company's shares during the year. The operating earnings per share calculation has been arrived at before taxation and non-recurring forms of income and expenditure as we believe that this better reflects the underlying profitability of the business. After taxation and other income and expenditure, earnings per share attributable to shareholders were 12.5 US cents per share (2005: 9.7 US cents per share) on a fully diluted basis.

The Group's business model remains highly cash generative and in the absence of unforeseen circumstances it is the Directors' intention that substantially all cash generated will be returned to shareholders by means of dividends and share buy back programmes.

Group net assets at the end of 2006 were US$33.8 million compared to US$62.1 million at the beginning of the year, reflecting the fact that the Group spent US$47.8 million, pre and post listing, in repurchasing shares for cancellation and paid a further US$17.5 million in dividends during the year.

Financial and Operating Review (continued)

Financial Results (continued)

A first interim ordinary dividend of 2.1 US cents per share was declared together with a first interim special dividend of 1.65 US cents and both were paid on 13 October 2006. A second interim ordinary dividend of 2.2 US cents, together with a second interim special dividend of 2.4 US cents, has been declared by directors and will be paid on 24 April 2007 at a total cost of US$13.4 million. It is not proposed to recommend a final dividend. Interim dividends have been recommended by the board in order that the funds can be paid to shareholders more quickly than would otherwise be the case.

Operations and Investment Review

Flows of new money into the Group's products were very strong in the first few months of the year. In the latter part of the year, in common with the industry, flows into our Global Emerging Market focused vehicles were generally negative and as a result, the year as a whole was largely flat in terms of new money flows. During the year, we were appointed to a number of new mandates from institutional managers around the world who are looking to utilise the Group's acknowledged expertise in certain sectors of the emerging market universe, including EMEA, Russia and Turkey. Additionally the Group launched a second closed end property fund focusing on developments in south east Europe followed in the early part of 2007 by an AIM listed fund which invests in property opportunities in India.

Our global marketing effort remains targeted with recent additional commitment of resources to the markets of the Middle East and to the USA, where we see significant potential to generate long term institutional support. Increase in Group AUM will derive principally from an expansion of existing products and strategies, derived from investment performance, continued flows into our Magna and OCCO products, an expansion of our institutional business to a wider audience to include pension fund investors and further private equity and structured products.

During the year, the Charlemagne stable of funds delivered solid absolute investment performance and each product category experienced growth after allowance for the capital return on Novy Neft.

<u>Magna</u>

In June 2006 the Magna Asia sub-fund was added to the Magna Umbrella Fund. In line with our strategy, the product range has seen further geographic diversification. We have been pleased with the performance of the product range and all produced performance fees in the year ending December 2006 and all except Magna Turkey finished above their high water mark. At the end of 2006, there were nine sub-funds within the Magna Umbrella Fund with a total AuM of US$1.25 billion.


1 January 2006
LatAm 5%
Asia 6%
GEMs 25%
EE 64%


2 January 2007
Asia 17%
LatAm 10%
GEMs 24%
EE 50%

Financial and Operating Review (continued)

Operations and Investment Review (continued)

<u>OCCO</u>

All four funds produced positive returns during the year and contributed performance fees. As with Magna, we have been seeking to further diversify geographic diversification of the product range. At the end of 2006, the four funds had a total AuM of US$333 million.


1 January 2006
LatAm 8%
GEMs 26%
Asia 15%
EE 50%
2 January 2007
LatAm 10%
GEMs 33%
Asia 10%
EE 46%

<u>Specialist</u>

During the year, one new product was added in the category, being the European Convergence Development Company. This is a private equity vehicle that it is proposed will be listed on AIM in 2007. In the second quarter, a capital return of Novy Neft funds was undertaken returning, a total of US$440 million to investors. During the year, one of the funds in the category (Charlemagne Capital Russia Fund) contributed performance fees.

<u>Institutional</u>

The institutional category is dominated by white label relationships with third party distributors. During the year, one new relationship was established that led to two new accounts being received and one existing relationship provided two further accounts. During the year, four of the six institutional accounts with performance fee criteria have generated performance fees.

Current trading and outlook

Despite the recent correction in global markets, fundamentals in the markets in which the Group operates remain attractive and we continue to see value in a broad range of investment opportunities. We remain focussed on delivering investment out performance across our product range. While fund flows into emerging markets have been muted, we believe the prospects for emerging markets remain attractive and that Charlemagne remains well-positioned to benefit from future allocations to the asset class.

The Directors remain confident in the strength of the Group's business model and strategy and its ability to deliver strong, long-term growth.

Board of Directors

Michael Baer (Age 44)
Non Executive Director and Chairman

Michael was appointed non-executive director and chairman of the Company in March 2006. He has previously held a number of positions at Julius Baer including that of being head of private banking and a member of the Group executive board. He is currently chairman of Baer Capital Partners. He was a board member of the Zurich Chambers of Commerce between 1999 and 2005 and he is currently on the Dean's Advisory Council of Massachusetts Institute of Technology.

Jayne Sutcliffe (Age 43)
Chief Executive

Jayne is responsible for the development and implementation of the Group's overall strategy, new initiatives, corporate issues and the Group's sales activities. Jayne became group chief executive of Charlemagne Capital in 2000. She began her career with Asian specialist Thornton Management before moving to Tyndall Holdings plc in 1988 to work on the development of an Asian and emerging markets operation. In 1990, she co-founded Regent Pacific Group and was responsible for establishing and running its European operations. Jayne has a masters degree from Oxford University.

David Curl (Age 36)
Finance Director

David is responsible for overseeing the Group's finance department and product development. David joined Regent Pacific Group in 1993, specialising in equity investments in Emerging Europe, and moved to Charlemagne Capital in 2000. Since then he has been involved in the management of the Group's funds. He is Finance Director. He holds a degree in Economics from the University of Richmond USA, and an MBA from L'Institut Superieur de Gestion in Paris.

Hans van Griethuysen (Age 53)
Executive Director, Private Equity

Hans is responsible for financial institutions within the private equity programme and for the funding and lending programmes of other private equity assets. Hans joined Charlemagne Capital in 2001. He has worked in International Banking for 22 years, prior to joining the group, with Rabobank and ABN Amro. He is a Harvard Business School Alumnus and holds an MBA from the Delft/Erasmus University in Holland.

David McMahon (Age 52)
Group Company Secretary and Planning Director

David is responsible for planning in respect of the Group's corporate, tax and insurance matters. David joined Regent Pacific Group in 1998 and moved to Charlemagne Capital in 2000. He was previously Finance Director and General Manager of Templeton Life Assurance Limited and later became Chief Financial Officer of Templeton's European businesses. David is a Fellow of the Institute of Chartered Accountants in England & Wales.

Anderson Whamond (Age 47)
Executive Director, Investment Operations

Anderson is responsible for overseeing the Group's Isle of Man activities in the fields of investment and operations. He is managing director of the Group's Isle of Man based subsidiaries. Anderson joined Regent Pacific Group in 1998 as head of corporate investments and he took up his current position at Charlemagne Capital in 2002. He began his career in 1983 at White Weld Securities (part of the CSFB group) before joining Salomon Brothers International in London in 1986 and then Morgan Stanley International in 1989 where he was a principal in charge of convertible bond trading. He joined Peregrine Securities International (UK) Limited in 1993.

Board of Directors (continued)

Jacob Johan van Duijn (Age 63)
Independent Non Executive Director

Jaap was appointed a non-executive director and the senior independent director of the Company in March 2006. Until 2005 he was the chief strategist of Robeco Group, where as chief investment officer he had previously been a member of the group executive committee and board of directors since 1983. He is currently chairman of the investment committee of KPN and TNT pension funds and a member of the advisory committee to the International Monetary Fund Retirement Plan.

James Mellon (Age 50)
Non Executive Director

Jim was appointed non-executive director of the Company in 1997 and was chairman from that time until March 2006. He began his career with GT Management in the US and in Hong Kong and later became the co-founder and managing director of Thornton Management (Asia) Limited. He was also a director of Tyndall Holdings plc. He is chairman and co-founder of Regent Pacific Group Limited. He is a director of a number of other trading and investment companies. Jim has a masters degree from Oxford University.

Rt Hon Lord Lang of Monkton, PC (Age 66)
Independent Non Executive Director

Ian was appointed a non-executive director of the Company in March 2006. From 1979 to 1997 he was a member of parliament and served as Secretary of State for Scotland and President of the Board of Trade and Secretary of State for Trade & industry. In 1997 he was made a life peer. He is a former director of General Accident plc, CGU plc and the Automobile Association. Ian is currently a non-executive director of Marsh and McLennan Companies Inc. and is non-executive chairman of US Special Opportunities Trust plc and Thistle Mining Inc.

Report of the Directors

The Directors herein present their annual report and the audited financial statements of the Company and the Group for the year ended 31 December 2006.

Principal Activities

The Group's principal activities consist of asset management and related activities.

Results and Dividends

The Group's profit for the year ended 31 December 2006 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 20 to 24 and notes on pages 25 to 45.

An interim ordinary dividend of 2.1 US cents per ordinary share and an interim special dividend of 1.65 US cents per ordinary share was paid on 13 October 2006 to those shareholders on the register on 15 September 2006. These dividends were distributed from retained earnings during 2006.

A second interim ordinary dividend of 2.2 US cents per ordinary share and a second interim special dividend of 2.4 US cents per ordinary share in respect of the year ended 31 December 2006 will be paid on 24 April 2007 to those shareholders on the register on 23 March 2007. These dividends will be distributed from retained earnings during 2007.

Summary Financial Information

The results and the assets and liabilities of the Group for the current and the last two financial years (extracted from the audited financial statements) are set out below in summary:-

Results	**For the year ended 31 December 2006 US$'000**	**For the year ended 31 December 2005 US$'000**	***For the year ended 31 December 2004 US$'000***
Revenue	91,167	90,839	*45,400*
Operating Profit	46,934	49,600	*24,014*
Share of profits of jointly controlled entity net of performance awards	-	13,193	*2,420*
Listing costs	(3,540)	-	-
Profit before tax	43,394	62,793	*26,434*
Taxation	(6,003)	(6,474)	*(983)*
Profit after tax	37,391	56,319	*25,451*
Minority interests	(29)	-	-
Net profit from ordinary activities	**37,362**	**56,319**	***25,451***
Assets and liabilities			
Property and equipment	470	413	*225*
Interest in jointly controlled entity	25	4,261	*16,836*
Current assets	63,355	105,306	*54,312*
Total assets	63,850	109,980	*71,373*
Total liabilities	29,974	47,849	*15,649*
Net assets	**33,876**	**62,131**	***55,724***

Report of the Directors (continued)

Subsidiaries and Jointly Controlled Entity

Particulars of the Company's subsidiaries and jointly controlled entity are set out in notes 13 and 14 respectively to the financial statements.

Property and equipment

Details of movements in property and equipment of the Group during the year are set out in note 12 to the financial statements.

Borrowings

The Group had no bank borrowings as at 31 December 2006 (2005: Nil).

Share Capital and Share Options

Details of the movements in the Company's share capital and share options during the year are set out in note 20 to the financial statements.

Details of Share Repurchases

During the year ended 31 December 2006, the Company repurchased 36,348,836 of its own shares, of which 32,698,836 (10% of the total shares in issue at the commencement of the period) were the result of a compulsory repurchase by the Company. The remainder were purchased at market value for cancellation after listing.

Pre-Emptive Rights

There are no provisions for pre-emptive rights under the Company's Articles of Association or the Companies Law of the Cayman Islands which would oblige the Company to offer new shares on a pro rata basis to existing shareholders, except as disapplied should resolution 9 of the Annual General Meeting be carried.

Reserves

Details of movements in the reserves together with details of their availability for distribution, as calculated in accordance with the Companies Law of the Cayman Islands, are set out in note 21 to the financial statements.

Directors

The Directors of the Company who held office during the year and to date were:-

Michael Baer (Chairman)*	Appointed to the Board 1 March 2006
David Curl	
Jaap van Duijn*	Appointed to the Board 1 March 2006
Hans van Griethuysen	
Lord Lang of Monkton*	Appointed to the Board 1 March 2006
James Mellon*	
David McMahon	
Jayne Sutcliffe	
Anderson Whamond	

* non-executive director

Report of the Directors (continued)

Directors' Interests in Contracts

Except as disclosed in note 4 to the financial statements, no director had a beneficial interest in any material contract to which the Company or any of its subsidiaries was a party during the year.

Directors' Service Contracts

No director has a service contract with the Company, which is not terminable by the Company within one year without payment other than statutory compensation.

Substantial Shareholders

In addition to the holdings of certain directors as disclosed on page 17, the Company has been made aware of the following positions in the equity of Charlemagne Capital Limited which exceed 3% of the Ordinary Shares in issue as at 12 March 2007.

	Number of Ordinary Shares	Percentage of Issued Capital
Trusts related to Sir John Templeton	25,145,854	8.55%

The Directors believe that 18,068,283 Ordinary Shares are ultimately held by the Irrevocable Charitable Feeder Trust #NVC-1 which was settled by Sir John Templeton and 7,077,571 Ordinary Shares are ultimately held by the Templeton World Charity Foundation which was founded by him and of which he is President.

Auditors

KPMG Audit LLC retire and, being eligible, offer themselves for re-appointment. A resolution for the reappointment of KPMG Audit LLC is to be proposed at the forthcoming annual general meeting.

On behalf of the Board

Michael Baer
Chairman

12 March 2007

Corporate Governance Report

For the year ended 31 December 2006

In April 2006, the Company gained admission to trading on AIM. As a private company prior to admission and subsequently as an AIM company, the Company was not required to comply with the Combined Code throughout the year. Nevertheless, the Company intends to comply with it as far as is practicable having regard to its size and nature and the current stage of its development.

The Board of Directors

The Board consists of nine directors of whom five are executive and four are non-executive, including the chairman. The posts of Chairman and Chief Executive are held by different directors with Jaap van Duijn as the senior non-executive director.

The Board meets regularly, provides strategic direction to management and has a schedule of specific matters reserved for board decision. In particular the Board is responsible for:

- Setting the Company's and Group's strategy.
- Development of new areas of business.
- Formation, acquisition and disposals of subsidiaries or other assets over 10 per cent of net assets or profits (whichever is the higher).
- Approval of capital projects involving more than 3 per cent of net assets or profits (whichever is the higher).
- Communications with shareholders and the stock market.
- Annual consideration of the effectiveness of internal controls.

The Board is supplied with appropriate information to allow it to perform its duties. All directors may take independent professional advice at the expense of the Company in performing their duties.

The directors are aware of the risks inherent in the Group's business and understand the importance of identifying and evaluating these risks. The Board has adopted procedures and controls to enable it to manage these risks. The Group's principal regulator is the Isle of Man Financial Supervision Commission.

Non-Executive Directors

The Board includes non-executive directors who bring strong, independent judgement, knowledge and experience to the Board's deliberations.

The Board has determined that three of its number, Michael Baer, Jaap van Duijn and Lord Lang, can be regarded as independent for the purposes of the Combined Code. James Mellon, the fourth non-executive director, has a sufficient interest in a number of shares (as set out on page 17) such that he is not considered by the Board to be independent for the purposes of the Combined Code.

The directors are aware that the composition of the Board is not in compliance with the Combined Code. However, they consider that the composition of the Board is appropriate for a rapidly growing entrepreneurial company where a significant proportion on the equity is owned by employees, directors and their related interests.

The non-executive directors each has a letter of appointment, which sets out the terms of their appointment and their expected time commitment. Their fees are determined by the Board.

Board Committees

The Board has established an Audit Committee and a Remuneration Committee with formally delegated duties, responsibilities and terms of reference. For the time being the Board has not established a Nominations Committee but has committed to do so at an appropriate future date.

The Board also has the power to establish ad hoc committees as necessary to allow executives to make immediate decisions on matters reserved to the Board within strict guidelines approved by the Board in advance. During the year under review these powers were used to establish a committee to arrange share buy backs for cancellation (as disclosed in note 20).

Corporate Governance Report (continued)

Audit Committee

The Audit Committee is chaired by Jaap van Duijn and its other members are Michael Baer and Lord Lang. All of the members of the Committee are non-executive directors. The Audit Committee meets at least three times each year and senior management, including the finance director, may be invited to attend all or part of the meetings. The external auditors of the Company attend the meetings and have unrestricted access to the committee and its chairman.

The purpose of the Audit Committee is to assist the Board in discharging its corporate governance responsibilities in relation to the Company's external auditors and to provide assurance over the reliability and appropriateness of the disclosure within the financial statements. The Audit Committee also reviews the effectiveness of internal controls.

Remuneration Committee

The Remuneration Committee is chaired by Michael Baer and its other members are Jaap van Duijn, Lord Lang and Jayne Sutcliffe. The terms of reference for this committee state that it is only quorate if at least two independent non-executive directors are present thus ensuring that all recommendations are independent of the executives.

The Remuneration Committee will meet as required but at least twice each year. It will consider all material elements of remuneration policy, remuneration and incentives of executives and senior employees with reference if necessary to independent research and professional advice. It will also review all allocations to employee share related incentive schemes. Recommendations will then be made to the Board on the framework for executive remuneration and its cost. The Board is then responsible for ratifying the remuneration packages of individual directors and senior employees together with share related incentive allocations for all employees.

Director's Remuneration Report

For the year ended 31 December 2006

Employee compensation is based on the principles that bonus pools will be proportionate to profits and that equity participation is available to all levels, commensurate with their grade, excluding executive directors, thus ensuring that all staff members have the incentive to work towards the same profitability goals and there is an alignment of interests between employees and external shareholders.

Executive directors

Executive directors' salaries are reviewed annually by the Remuneration Committee. Consideration is given to the full compensation package including allocations from the bonus pool arrangements, which may in certain circumstances be allocated to personal pension plan arrangements. Executive directors do not receive share based incentives.

With the exception of David McMahon, the executive directors receive healthcare membership for themselves and their immediate family. The Group does not operate a pension scheme.

The executive directors are employed under continuing contracts of employment that can be terminated by either party under notice provisions of six months with no additional provision for compensation payable by the Company on early termination beyond the minimum notice period.

Non-Executive directors

The non-executive directors have each been appointed for three year terms from the date of initial appointment. The contracts can be terminated by either party under notice provisions of one month with no provision for compensation payable by the Company on early termination. The non-executive directors received the fees disclosed below and do not receive any other group benefits.

Statement of Directors' Remuneration

The salary and fees of the directors who held office during the year ended 31 December 2006 is set out below:

	Salary/Fees 2006 US$000	Salary/Fees 2005 US$000
NON-EXECUTIVE		
Michael Baer	83	-
Jacob van Duijn	42	-
Lord Lang of Monkton	42	-
James Mellon	49	49
EXECUTIVE		
Jayne Sutcliffe	327	309
David Curl	317	298
Hans van Griethuysen	149	-
David McMahon	150	10
Anderson Whamond	239	227

Further details on Directors' Remuneration are set out in note 3 to the financial statements.

Director's Remuneration Report (continued)

Directors' Share Interests

The directors who held office at 31 December 2006 were interested in the equity of Charlemagne Capital Limited as set out below.

Ordinary shares of US$0.01 each

		Number of Shares and Nature of Interest			
Directors	**Notes**	**Personal Interest**	**Other Interests**	**Total Interest 2006**	**Total Interest 2005**
James Mellon	A, B & C	5,068,163	48,219,484	53,287,647	108,410,795
Jayne Sutcliffe	D	1,171,937	29,698,519	30,870,456	49,000,724
David Curl		13,571,041	-	13,571,041	21,541,334
David McMahon		4,636,800	-	4,636,800	7,360,000
Anderson Whamond	E	3,926,160	600,000	4,526,160	7,232,000
Lord Lang of Monkton		20,000	-	20,000	-

A. a number of shares under "other interests" are held by Galloway Limited, which is indirectly wholly owned by the trustee of a settlement under which James Mellon has a life interest.

B. a number of shares under "other interests" are held by Indigo Securities Limited, which is indirectly wholly owned by the trustee referred to in Note A above.

C. a number of shares under "other interests" are held by Burnbrae Limited, which is indirectly wholly owned by the trustee referred to in Note A above.

D. shares under "other interests" are held by the trustee of a discretionary trust, under which Jayne Sutcliffe and members of her family may become beneficiaries.

E. shares under "other interests" are held by the Mrs Olga Whamond, wife of Anderson Whamond.

Statement of Directors' Responsibilities

In relation to the Annual Report and Consolidated Financial Statements

The Directors are responsible for preparing the Annual Report and the Consolidated Financial Statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors have elected to prepare the Group Financial Statements in accordance with the requirements of International Financial Reporting Standards ("IFRS"). This basis has been used historically by the Group.

The Group and parent company financial statements are required to give a true and fair view of the financial position of both the group and the parent company and of the profit for the year.

In preparing these financial statements, applicable laws and regulations require the directors to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained in the financial statements;
- Prepare the financial statements on the going concern basis.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Group and the parent company and enable them to ensure that its financial statements comply with appropriate legislation. They have a general responsibility for taking such steps as are necessary and open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included in the Company's website.

Legislation in the Cayman Islands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of the Independent Auditors

Report of the Independent Auditors, KPMG Audit LLC, to the shareholders of Charlemagne Capital Limited

We have audited the accompanying financial statements of Charlemagne Capital Ltd. ("the Company"), which comprise the Consolidated and Company Balance Sheets as at December 31, 2006, and the Consolidated Income Statement, Consolidated Statement of Recognised Income and Expenses and Consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group and Company as at December 31, 2006, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

KPMG Audit LLC
Chartered Accountants
Heritage Court
41 Athol Street
Douglas
Isle of Man
IM99 1HN

12 March 2007

Consolidated Income Statement

Expressed in United States Dollars	**Notes**	**Year ended 31 December 2006** US$'000	***Year ended 31 December 2005*** *US$'000*
Revenue	2	91,167	*90,839*
Expenses			
Personnel expenses	3	(39,192)	*(36,258)*
Other costs		(5,041)	*(4,981)*
Operating Profit	5	46,934	*49,600*
Share of profit of jointly controlled entity		-	*25,767*
Uplift in holding in jointly controlled entity	14	-	*684*
Performance awards relating to jointly controlled entity		-	*(13,258)*
Listing costs	7	(3,540)	-
Profit before tax		43,394	*62,793*
Taxation	8	(6,003)	*(6,474)*
Profit after tax		37,391	*56,319*
Minority Interest	13	(29)	-
Profit after tax and Minority Interest		37,362	*56,319*
Dividends	10	(17,473)	*(4,912)*
Retained earnings for the year		**19,889**	***51,407***
		US$	***US$***
Earnings per share			
Basic	11	0.124929	*0.097341*
Diluted	11	0.124929	*0.097341*

The directors believe that all results derive from continuing activities.

Consolidated Statement of Recognised Income and Expense

Expressed in United States Dollars	Notes	Year ended 31 December 2006 US$'000	*Year ended 31 December 2005 US$'000*
Movements in exchange differences on the translation of the financial statements of entities not accounted for in United States Dollars	21	(74)	*(3,682)*
Movement in other reserves in jointly controlled entity	21	-	*(128)*
Decrease in fair value of cashflow hedge	21	(400)	*(852)*
Net expense for the year recognised directly in equity		(474)	*(4,662)*
Net profit for the year		37,391	*56,319*
Total recognised income for the year		36,917	*51,657*

The notes on pages 25 to 45 form an integral part of these financial statements

Consolidated Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2006 US$'000	*As at 31 December 2005 US$'000*
Non-current assets			
Property and equipment	12	470	*413*
Interest in jointly controlled entity	14	25	*4,261*
Total non-current assets		495	*4,674*
Current assets			
Current investments	15	4,671	*15,863*
Receivables	17	43,205	*78,931*
Cash and cash equivalents	18	15,479	*10,512*
Total current assets		63,355	*105,306*
Total assets		**63,850**	***109,980***
Issued share capital	20	2,941	*3,270*
Reserves		30,906	*58,861*
Shareholders' equity	21	33,847	*62,131*
Minority Interest	13	29	-
Total equity		33,876	*62,131*
Current liabilities			
Accounts payable, accruals and other payables	19	27,843	*40,309*
Financial liability held for trading	23	-	*2,438*
Taxation		2,131	*5,102*
Total current liabilities		29,974	*47,849*
Total equity and liabilities		**63,850**	***109,980***

Approved by the Board of Directors on 12 March 2007.

Anderson Whamond
Director

Consolidated Cash Flow Statement

Expressed in United States Dollars	Notes	Year ended 31 December 2006 US$'000	*Year ended 31 December 2005 US$'000*
Operating Profit		46,934	*49,600*
Adjustments for:			
Depreciation		207	*161*
Exchange (gain)/loss on property and equipment		(43)	*44*
Provision for unrealised loss on foreign exchange contracts and investments		4,615	*312*
Foreign currency transaction adjustment		(74)	*508*
Profit on disposal of investments		(2,425)	*(6,126)*
Share based incentive scheme		(6,280)	-
Decrease/(increase) in receivables		29,977	*(51,073)*
(Decrease)/increase in accounts payable, accruals and other payables		(12,682)	*15,456*
Dividend and Distribution received from jointly controlled entity		4,558	*33,101*
Proceeds from sale of investments		15,151	*11,567*
Purchase of investments		(2,567)	*(6,341)*
Tax paid		(9,293)	*(1,397)*
Net Cash from operating activities		68,078	*45,812*
Investing activities			
Purchase of property and equipment		(221)	*(393)*
Cash used in investing activities		(221)	*(393)*
Financing activities			
Shares repurchased	21	(48,157)	*(40,338)*
Listing cost		(3,540)	-
Shares issued	21	6,280	-
Dividends paid		(17,473)	*(4,912)*
Cash flows used in financing activities		(62,890)	*(45,250)*
Net increase in cash and cash equivalents		**4,967**	***169***
Cash and cash equivalents at the beginning of the year	18	10,512	*10,343*
Cash and cash equivalents at the end of the year	18	15,479	*10,512*

The notes on pages 25 to 45 form an integral part of these financial statements

Company Balance Sheet

Expressed in United States Dollars	Notes	As at 31 December 2006 US$'000	*As at 31 December 2005 US$'000*
Non-current assets			
Interests in subsidiaries	13	2,785	*2,785*
Interest in jointly controlled entity	14	25	*4,261*
Total non-current assets		2,810	*7,046*
Current assets			
Current investments	15	-	*400*
Receivables	17	262	*154*
Due from subsidiaries	25	23,441	*58,173*
Cash and cash equivalents	18	972	*985*
Total current assets		24,675	*59,712*
Total assets		**27,485**	***66,758***
Issued share capital	20	2,941	*3,270*
Reserves	21	204	*22,000*
Shareholders' equity	21	3,145	*25,270*
Current liabilities			
Accounts payable, accruals and other payables		156	*3,000*
Due to subsidiaries	25	24,184	*38,488*
		24,340	*41,488*
Total equity and liabilities		**27,485**	***66,758***

Approved by the Board of Directors on 12 March 2007.

Anderson Whamond
Director

The notes on pages 25 to 45 form an integral part of these financial statements

Notes to the Financial Statements

1. Significant Accounting Policies

Charlemagne Capital Limited (formerly Regent Fund Management (Cayman) Limited and Regent Europe Limited) was incorporated in the Cayman Islands as an exempt company with limited liability (registered number CR-75327) on 29 July 1997. The Company's registered office is at P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. The consolidated financial statements of the Company for the year ended 31 December 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in a jointly controlled entity. The financial statements were authorised for issue by the Directors on 12 March 2007.

Statement of Compliance

The consolidated financial statements have been prepared in accordance with the requirements of International Financial Reporting Standards ("IFRS") and their interpretations adopted by the International Accounting Standards Board ("IASB").

Basis of Preparation

The consolidated financial statements are prepared on the historical cost basis except that the following are stated at their fair value: financial instruments at fair value through the income statement including derivative financial instruments. Recognised assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The Company's shares are issued in United States Dollars ("US Dollars") as the US Dollar is a more widely recognised currency internationally than the local currency of the Cayman Islands. The functional currency of the financial statements is US Dollars and not Cayman Islands Dollars reflecting the fact that the transactions are denominated in US Dollars.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in note 26.

Basis of Consolidation

Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line basis, from the date that joint control commences until the date that joint control ceases. The interest in jointly controlled entities is accounted for in the individual financial statements of the Company as a financial asset at fair value through the income statement in accordance with IAS 39.

Transactions eliminated on consolidation

Intra-group balances and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains, but to the extent that there is no evidence of impairment.

Notes to the Financial Statements (continued)

1. Significant Accounting Policies (continued)

Basis of Consolidation (continued)

Investment in funds managed by Charlemagne Capital Group companies

Certain Group companies, from time to time, purchase shares in funds managed by other Charlemagne Capital Group companies. Such holdings can amount to over 20% of the issued share capital and occasionally more than 50%. Those holdings over 50% of the issued share capital, are treated as subsidiaries. Those holdings which are over 20% but not more than 50% of the issued share capital are treated as associates and equity accounted in the consolidated financial statements for the Group. No holdings of over 20% but below 50%, and no holdings of over 50% in Charlemagne managed funds existed at 31 December 2006.

Foreign Currency

Foreign currency transactions

Transactions in foreign currencies are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to US Dollars at the foreign exchange rate ruling at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to US Dollars at the foreign exchange rate ruling at the date of the transaction.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to US Dollars at foreign exchange rates ruling at the reporting date. The income and expenses of foreign operations are translated to US Dollars at the foreign exchange rates at the dates of the transactions. Foreign currency differences are recognised in "foreign currency exchange reserve" directly in equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency exchange reserve is transferred to the income statement.

Derivative Financial Instruments

The Group uses derivative financial instruments and forward exchange contracts to manage its exposure to foreign exchange, interest rate and equity market risks arising from operational, financing and investment activities and for trading purposes.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the income statement. However, where derivatives qualify for hedge accounting, recognition of the resultant gain or loss depends on the nature of the item being hedged (see *Cash flow hedges* below).

Cash flow hedges

Where a derivative is designated as a hedged of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative are recognised directly in equity. The amount recognised in equity is removed and recognised in the income statement in the same period as the hedged cash flows affect profit or loss under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognised in equity until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognised immediately in the income statement.

Notes to the Financial Statements (continued)

1. Significant Accounting Policies (continued)

Property and equipment

Owned assets

Items of property and equipment are measured at cost less accumulated depreciation and impairment losses.

Depreciation

Depreciation is recognised in the income statement on a straight-line basis over the estimated useful lives of items of property and equipment. The estimated useful lives are as follows:

Furniture and fixtures	5 years
Computer equipment	3 years
Other equipment	4 years

Investments

Classification

All equity and debt securities are stated at fair value in accordance with IAS 39.

Recognition and derecognition

The Group recognises financial assets at fair value through the income statement on the date it commits to purchase the instruments. From this date any gains and losses arising from changes in fair value of the assets are recorded. These assets are derecognised when the rights to receive cash flows from the assets have expired or when the Group has transferred substantially all risks and rewards of ownership.

Measurement

Investments are measured initially at cost. Subsequent to initial recognition all investments are measured at fair value.

Fair value measurement principles

The value of financial instruments is based on their quoted market bid price, where available, at the balance sheet date without any deduction for transactions costs. If a quoted market price is not available on a recognised exchange or from a broker/dealer for non-exchange traded financial instruments, the fair value of the instrument is estimated by the Board of Directors.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of investments are recognised in the income statement.

Other receivables

Other receivables are measured at amortised cost less impairment losses.

Other payables

Other payables are measured at amortised cost.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and call deposits. For the purpose of the statement of cash flows, cash and cash equivalents would be presented net of bank overdrafts if any existed.

Notes to the Financial Statements (continued)

1. Significant Accounting Policies (continued)

Impairment of assets carried at cost or amortised cost

The carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. All impairment losses and reversals are recognised in the income statement.

Share Capital

Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

Dividends

Dividends are recognised as a liability in the year in which they are declared and approved.

Revenue Recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:-

(a) investment management, administration and advisory fees contractually receivable by the Group are recognised in the year in which the respective fees are earned. Performance fees arising upon the achievement of specified targets are recognised at the respective funds' year-ends, when such performance fees are confirmed as receivable, or when there is a crystallising event, including but not limited to redemption of shares against which performance fees have been accrued;

(b) profit or loss on sale of investments is recognised when title is passed;

(c) interest is recognised on the effective interest basis;

(d) dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment turns ex-dividend;

(e) revenue related to provision of services is recognised on an accruals basis.

Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

Employee benefits

Obligations for contributions to employee's International Pension Plans are recognised as an expense in the income statement as incurred. Obligations to the Charlemagne 2005 Employee Benefit Trust are recognised as an expense in the income statement to the extent that these have been provisionally allocated to discretionary revocable sub-trusts of which certain directors and employees of the company may become beneficiaries.

The grant date fair value of options granted to employees is recognised as an employee expense, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the options. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Notes to the Financial Statements (continued)

1. Significant Accounting Policies (continued)

Employee benefits (continued)

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognised as an expense, with a corresponding increase in liabilities, over the period the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognised as personnel expense in the income statement.

The fair value of employee stock options is measured using binomial lattice model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average competitor volatility), weighted average expected life of the instruments (based on general option holder behaviour), expected dividends, and a risk-free interest rate. Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

Income Tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realised.

From time to time the Group receives inquiries from revenue authorities into its taxation affairs, as is common for entities operating international transfer pricing policies. It is the policy of the Group to account for any taxation due as a result of such inquiry in the year in which settlement is agreed.

Investment in subsidiaries, associates and jointly controlled entities

The Company's investment in the subsidiaries and associates is stated at cost less impairment losses. The interest in jointly controlled entities is accounted for as a financial asset at fair value through the income statement in accordance with IAS 39.

Comparative Figures

Where necessary, comparative figures have been adjusted to conform to changes in presentation for the current year.

2. Revenue

	Year ended 31 December 2006 US$'000	***Year ended 31 December 2005*** *US$'000*
Fund management and related fees, net of rebates	38,557	*27,258*
Performance fees	51,403	*60,658*
Investment Income (including profit on investments and derivatives)	890	*533*
Other income	317	*2,390*
	91,167	*90,839*

Notes to the Financial Statements (continued)

3. Personnel Expenses

	Year ended 31 December 2006	***Year ended 31 December 2005***
	US$'000	*US$'000*
Salaries	6,644	*4,962*
Performance Related Bonuses	18,947	*7,385*
Contributions to Employee Benefit Trust	10,614	*30,796*
Pension Contributions – relating to current year	-	*5,687*
Pension Contributions – relating to prior year	212	-
Compulsory social security contributions	2,775	*686*
	39,192	*49,516*

Directors' Emoluments	**Year ended 31 December 2006**	***Year ended 31 December 2005***
	US$'000	*US$'000*
Fees	244	*105*
Salaries	1,153	*795*
Performance Related Bonuses	1,191	*5,333*
Pension Contributions – relating to current year	-	*2,438*
Pension Contributions – relating to prior year	100	-
	2,688	*8,671*

The number of employees of the Group as at the end of the year was 60 (2005: 48) full time.

The Group operates a discretionary bonus scheme, as approved by the Board, which is based on the Group's profit before taxation. Bonuses are accounted for in the financial year in which the bonus is earned.

During 2005 the Group created an employee benefit trust, the Charlemagne 2005 Employee Benefit Trust ("EBT"). The EBT is controlled by an independent Trustee (the "Trustee"). The EBT was created in order to motivate and retain the Group's directors and employees, each of whom is a potential beneficiary from the trust. These contributions have been expensed through Personnel Expenses.

Of the total amount contributed to the EBT relating to 2006, the Directors of Charlemagne Capital Services Limited ("CCSL"), the Group's global employment company, have recommended to the Trustee that the sum of US$8.4m (2005: US$18.3m) be provisionally allocated to discretionary revocable sub-trusts of which certain directors of the company may be potential beneficiaries. However no amount has been included in directors' emoluments since the amounts have not been allocated to any director or employee with any certainty.

Highest Paid Director

The highest paid Director had emoluments of US$1,293k (2005: US$2,427k).

4. Related Party Transactions

Identity of related parties

The Group is related to its jointly controlled entity (note 14) and to its Directors and executive officers.

Transactions with Directors and executive officers

As at 31 December 2006, Directors of the Company and their immediate interests controlled 36% (*2005: 59%*) of the voting shares of the Company.

Notes to the Financial Statements (continued)

4. Related Party Transactions (continued)

Summary of transactions

The following is a summary of transactions with related parties during the year. All such transactions were entered into in the ordinary course of business.

a. During the year US$178,123 (*2005: US$133,493*) was paid to Burnbrae Ltd, a company where ultimate ownership is connected with James Mellon, a director of Charlemagne Capital Limited, for rental of property. Anderson Whamond was a Director of Burnbrae Ltd during 2006.

b. During the period US$38,480 (2005: US$Nil) was paid to David McMahon, a director of Charlemagne Capital Limited, for consultancy services for a period prior to him becoming an employee.

c. Over 75% *(2005: 92%)* of the turnover from investment management, administration, performance incentive fees, advisory fees and commissions is derived from funds over which the Directors consider the Group has influence by virtue of its management, administration and advisory roles.

d. Certain Directors have shareholdings in certain funds managed by Charlemagne Capital Group companies.

5. Profit from Operations

The Group's profit from operations was arrived at:-	Year ended 31 December 2006 US$'000	*Year ended 31 December 2005 US$'000*
After charging and (crediting):		
Revenue Items		
Realised (profit) on disposal of current investments	(2,425)	*(6,126)*
Unrealised loss on current investments	4,615	*312*
Interest income	(1,456)	*(676)*
Exchange (gain)/loss net	(1,634)	*403*
Expense Items		
Depreciation	207	*161*
Auditors' remuneration	181	*161*
Operating lease rental on property	315	*307*

Notes to the Financial Statements (continued)

6. Segment Reporting

Year to 31 December 2006

	US$'000 Magna	US$'000 OCCO	US$'000 Institutional	US$'000 Specialist	US$'000 Other	US$'000 Total
Net Management Fees	11,308	4,939	14,065	8,245	-	38,557
Net Performance Fees	24,449	5,010	4,709	17,235	-	51,403
Return on Investment	-	-	-	(3,321)	4,211	890
Other Income	-	-	-	-	317	317
Segment Revenue	35,757	9,949	18,774	22,159	4,528	91,167
Segment Result	22,590	6,341	13,212	14,179	4,528	60,850
Unallocated Expenses						(13,916)
Results from Operating Activities						46,934

Year to 31 December 2005

	US$'000 Magna	*US$'000 OCCO*	*US$'000 Institutional*	*US$'000 Specialist*	*US$'000 Other*	*US$'000 Total*
Net Management Fees	*7,437*	*3,033*	*8,753*	*8,035*	-	*27,258*
Net Performance Fees	*47,780*	*4,483*	*1,407*	*6,988*	-	*60,658*
Return on Investment	*(3,530)*	-	-	*(174)*	*4,237*	*533*
Other Income	-	-	-	*2,014*	*376*	*2,390*
Segment Revenue	*51,687*	*7,516*	*10,160*	*16,863*	*4,613*	*90,839*
Segment Result	*33,102*	*5,184*	*7,804*	*10,653*	*4,613*	*61,356*
Unallocated Expenses						*(11,756)*
Results from Operating Activities						*49,600*

7. Listing costs

The Company was admitted to the AIM market of the London Stock Exchange on 4 April 2006. Total costs related to listing amounted to US$3.5m.

8. Taxation

Recognised in the income statement		**Year ended 31 December 2006** US$'000		***Year ended 31 December 2005*** *US$'000*
Current tax expense:				
Current year		5,841		*6,282*
Underprovided in prior years		162		*192*
Total income tax expense in income statement		6,003		*6,474*
Reconciliation of effective tax rate				
Profit before tax		43,394		*62,793*
Income tax using the domestic corporation tax rate	0%	-	*0%*	-
Effect of different tax rates in foreign jurisdictions	13.46%	5,841	*10.00%*	*6,282*
Underprovided in prior years	0.37%	162	*0.31%*	*192*

	13.83%	6,003	*10.31%*	*6,474*

Notes to the Financial Statements (continued)

9. Profit Attributable to Shareholders

The net profit attributable to shareholders reflected in the financial statements of the Company itself amounts to US$37.63m (*2005: US$ 39.35m*).

10. Dividend

	Year ended 31 December 2006 US$'000	***Year ended 31 December 2005 US$'000***
Dividends per share of 5.75 US cents (*2005: 0.6 US cents*)	17,473	*4,912*

An interim dividend of 2.0 US cents per ordinary share in respect of the year ended 31 December 2005 was paid on 30 January 2006 to those shareholders on the register on 24 January 2006 and distributed from retained earnings in 2006.

An interim ordinary dividend of 2.1 US cents (GB 1.1025p) per ordinary share and an interim special dividend of 1.65 US cents (GB 0.8662p) per ordinary share was paid on 13 October 2006 to those shareholders on the register on 15 September 2006 and distributed from retained earnings in 2006.

An interim ordinary dividend of 2.2 US cents (GB 1.1405p) per ordinary share and an interim special dividend of US 2.4 cents (GB 1.2442p) per ordinary share in respect of the year ended 31 December 2006 will be paid on 24 April 2007 to those shareholders on the register on 23 March 2007 and will be distributed from retained earnings in 2007.

11. Earnings Per Share

The calculation of basic earnings per share of the Group is based on the net profit attributable to shareholders for the year of US$37.36m (*2005: US$56.32m*) and the weighted average number of shares of 299,065,692 (*2005: 578,574,879*) in issue during the year.

The calculation of diluted earnings per share of the Group is the same as basic earnings per share as the share options outstanding have been issued contingent upon specified performance conditions being satisfied. As at 31 December 2006 these performance conditions had not been met.

Shares issued during the year to Sanne Trust Company Limited (note 22) have been excluded from the earnings per share calculation as such shares are currently accounted for as treasury shares.

Notes to the Financial Statements (continued)

12. Property and equipment

Group	Furniture and Fixtures US$'000	Computer and Other Equipment US$'000	Total US$'000
Cost:			
At 1 January 2005	593	1,128	1,721
Acquisitions	64	329	393
Exchange adjustment	(63)	(140)	(203)
At 31 December 2005	594	1,317	1,911
At 1 January 2006	594	1,317	1,911
Acquisitions	2	219	221
Disposals	-	(2)	(2)
Exchange adjustment	82	193	275
At 31 December 2006	678	1,727	2,405
Depreciation and impairment:			
At 1 January 2005	586	910	1,496
Provided during the year	10	151	161
Exchange adjustment	(59)	(100)	(159)
At 31 December 2005	537	961	1,498
At 1 January 2006	537	961	1,498
Provided during the year	14	205	219
Disposals	-	(1)	(1)
Exchange adjustment	75	144	219
At 31 December 2006	626	1,309	1,935
Carrying amounts:			
At 1 January 2005	*7*	*218*	*225*
At 31 December 2005	57	356	413
At 1 January 2006	57	356	413
At 31 December 2006	*52*	*418*	*470*

There was no property and equipment in the Company.

13. Interests in Subsidiaries

	US$'000
Cost	
At 1 January 2005	*4,025*
Addition during the year	*2*
At 31 December 2005	4,027
At 1 January 2006	4,027
At 31 December 2006	4,027
Impairment	
At 1 January 2005	1,242
At 31 December 2005	1,242
At 1 January 2006	1,242
At 31 December 2006	1,242

Notes to the Financial Statements (continued)

13. Interests in Subsidiaries (continued)

	US$'000
Carrying Amount	
At 31 December 2005	2,785
At 31 December 2006	*2,785*

Balances with subsidiaries are included within current assets and current liabilities.

Particulars of the principal subsidiaries of the Company at 31 December 2006 are as follows:

Name	Place of Incorporation/ Operation	Issued and Fully Paid Share Capital	Percentage of Equity Interest Attributable to the Company		Principal Activities
			Direct	Indirect	
Charlemagne Capital (IOM) Limited	Isle of Man	Ordinary GBP20,000	100%	-	Investment Management
Charlemagne Capital (UK) Limited	United Kingdom	Ordinary GBP100	100%	-	Investment Advice and Marketing
Charlemagne Capital (Investments) Limited	Isle of Man	Ordinary GBP1	100%	-	Investment and Investment Research
Charlemagne Capital (Services) Limited*	Isle of Man	Ordinary GBP2,000	60%	-	Personnel

*40% of the shares of Charlemagne Capital (Services) Limited, the Group's global employment company, are held by the Trustee of the Charlemagne 2005 Employee Benefit Trust. The trust is controlled by an independent trustee.

14. Interest in Jointly Controlled Entity

	Group	
	31 December 2006 US$'000	***31 December 2005*** *US$'000*
Share of net tangible assets	25	*4,261*

The Group has a 12.86% (*2005: 12.86%*) interest in a jointly controlled entity, SWR Investments Limited ("SWR"), a company incorporated in the Cayman Islands, which invested in banking and financial entities in Eastern Europe. In view of the fact that the Group retains a significant influence over the management of SWR, an equity accounting approach has continued with regard to this investment.

Notes to the Financial Statements (continued)

15. Investments

	31 December 2006 US$'000	*31 December 2005* *US$'000*
Group		
Current investments – at fair value through the income statement		
Equity securities held for trading	4,671	*15,446*
Equity securities designated at fair value through the income statement	-	*17*
Derivative financial instruments (see note 23)	-	*400*
	4,671	*15,863*
Company		
Current Investments		
Derivative financial instruments (see note 23)	-	*400*

16. Deferred Taxation

There is an unrecognised deferred taxation asset of US$13k (*2005: US$13k*) representing the tax effect of depreciation in excess of capital allowances.

17. Receivables

	Group		Company	
	31 December 2006 US$'000	*31 December 2005* *US$'000*	31 December 2006 US$'000	*31 December 2005* *US$'000*
Trade receivables	42,021	*70,061*	-	-
Amount due from jointly controlled entity	8	*4*	8	*4*
Other receivables	679	*8,493*	217	*145*
Prepayments	497	*373*	37	*5*
	43,205	*78,931*	262	*154*

Other receivables include amounts totalling US$45k (2005:US$4.5m) in respect of margin deposits held by the Group in respect of their normal trading in currencies, futures and options (note 23).

18. Cash and Cash Equivalents

	Group		Company	
	31 December 2006 US$'000	*31 December 2005* *US$'000*	31 December 2006 US$'000	*31 December 2005* *US$'000*
Bank balances	174	*71*	148	*13*
Call deposits	637	*4,399*	-	*972*
Term deposits	14,668	*6,042*	824	-
Cash and cash equivalents	15,479	*10,512*	972	*985*

Notes to the Financial Statements (continued)

19. Accounts Payable, Accruals and Other Payables

	Group		Company	
	31 December 2006 US$'000	***31 December 2005*** *US$'000*	**31 December 2006** US$'000	***31 December 2005*** *US$'000*
Provision for performance awards	13,482	*22,310*	-	*2,830*
Accruals and other payables	14,361	*17,999*	156	*170*
	27,843	*40,309*	156	*3,000*

20. Issued Share Capital

Shares	**31 December 2006** US$'000	***31 December 2005*** *US$'000*
Authorised		
2,000,000,000 ordinary shares of US$0.01 each	20,000	*20,000*
Issued and fully paid		
At beginning of year 326,988,423 (*2005:821,987,311*) ordinary shares of US$0.01 each	3,270	*8,220*
Shares issued; 3,422,185 (*2005: nil*)	34	-
Shares repurchased; 36,348,836 (*2005: 494,998,888*)	(363)	*(4,950)*
At end of year; 294,061,772 (*2005: 326,988,423*) fully paid	2,941	*3,270*

During the year ended 31 December 2006, the Company repurchased 36,348,836 of its own shares, of which 32,698,836 (10% of the total shares in issue at the commencement of the period) were the result of a compulsory repurchase by the Company. The remainder were purchased at market value for cancellation after listing.

During the year ended 31 December 2006, the Company issued 3,422,185 shares for US$6.28m to Sanne Trust Company Limited (Trustee of the Charlemagne 2005 Employee Benefit Trust) on 27 March 2006. Dividends on these shares have been waived by Sanne Trust Company Limited until further notice.

As at the date of signing the financial statements there were 294,061,772 ordinary shares of US$0.01 each issued and fully paid.

Notes to the Financial Statements (continued)

21. Shareholders' Equity

2006	Share Capital	Share Premium	Retained Earnings	Treasury Shares	Share Option Reserve	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Group							
At 1 January 2006	3,270	305	57,191	-	-	1,365	62,131
Shares repurchased	(363)	(31)	(47,763)	-	-	-	(48,157)
Shares issued	34	6,246	-	(6,280)	458	-	458
Foreign currency translation adjustment	-	-	-	-	-	(74)	(74)
Decrease in fair value of cashflow hedge	-	-	(400)	-	-	-	(400)
Profit for the year	-	-	37,362	-	-	-	37,362
Dividends	-	-	(17,473)	-	-	-	(17,473)
At 31 December 2006	2,941	6,520	28,917	(6,280)	458	1,291	33,847

2006	Share Capital	Share Premium	Retained Earnings	Foreign Currency Exchange Reserve	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Company					
At 1 January 2006	3,270	305	21,714	(19)	25,270
Shares repurchased	(363)	(31)	(47,763)	-	(48,157)
Shares issued	34	6,246	-	-	6,280
Decrease in fair value of cashflow hedge	-	-	(400)	-	(400)
Profit for the year	-	-	37,625	-	37,625
Dividends	-	-	(17,473)	-	(17,473)
At 31 December 2006	2,941	6,520	(6,297)	(19)	3,145

Notes to the Financial Statements (continued)

21. Shareholders' Equity (continued)

2005	Share Capital US$'000	Share Premium US$'000	Retained Earnings US$'000	Capital Reserve US$'000	Capital Redemption Reserves US$'000	Other Reserves* US$'000	Foreign Currency Exchange Reserve US$'000	Total US$'000
Group								
At 1 January 2005	8,220	763	30,671	8,306	2,589	128	5,047	55,724
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-	(40,338)
Jointly controlled entity	-	-	-	-	-	(128)	(4,190)	(4,318)
Foreign currency translation adjustment	-	-	-	-	-	-	508	508
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-	(852)
Profit for the year	-	-	56,319	-	-	-	-	56,319
Dividends	-	-	(4,912)	-	-	-	-	(4,912)
At 31 December 2005	3,270	305	57,191	-	-	-	1,365	62,131

2005	Share Capital US$'000	Share Premium US$'000	Retained Earnings US$'000	Capital Reserve US$'000	Capital Redemption Reserves US$'000	Other Reserves* US$'000	Foreign Currency Exchange Reserve US$'000	Total US$'000
Company								
At 1 January 2005	8,220	763	12,167	8,306	2,589	-	(19)	32,026
Shares repurchased	(4,950)	(458)	(24,035)	(8,306)	(2,589)	-	-	(40,338)
Decrease in fair value of cashflow hedge	-	-	(852)	-	-	-	-	(852)
Profit for the year	-	-	39,346	-	-	-	-	39,346
Dividends	-	-	(4,912)	-	-	-	-	(4,912)
At 31 December 2005	3,270	305	21,714	-	-	-	(19)	25,270

Under Cayman Island law all categories of reserves are distributable. However, under normal circumstances the Company considers that only retained profits are distributable to shareholders. In the current and previous periods, the Company repurchased some of its own shares. These shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by their nominal value. The premium on shares repurchased during 2006 was charged to retained earnings. The premium on shares repurchased during 2005 was charged against the capital reserve and the capital redemption reserve with the remaining balance being charged to retained earnings.

Notes to the Financial Statements (continued)

22. Share Based Incentive Plans

Equity Settled

At 27 March 2006 and 8 May 2006 the Group established several share based incentive programmes that entitle certain employees to acquire shares in the Company subject to the vesting conditions set out below at an exercise price that was set at the date of grant.

The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the vesting period. The amount recognised as an expense is adjusted to reflect the actual number of share options that vest.

Grant Date	Number of shares	Vesting Conditions	Contractual life of Options
27 March 2006	1,013,578	Equal parts vesting over three, four and five years service plus achievement of EPS performance targets	5 - 7 Years
27 March 2006	471,427	Three years service plus achievement of Assets Under Management (AUM) performance targets	7 years
8 May 2006	212,564	Three years service plus achievement of Assets Under Management (AUM) performance targets	10 years
21 November 2006	50,903	Equal parts vesting over three, four and five years service plus achievement of EPS performance targets	5 years
21 November 2006	56,737	Three years service plus achievement of Assets Under Management (AUM) performance targets	10 Years
Total Share Options	**1,805,209**		

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price	Number of Options
Outstanding at beginning of period	N/A	Nil
Granted during the period	GBP0.42	1,805,209
Forfeited during the period	GBP1.04	62,250
Outstanding at the end of the period	**GBP0.40**	**1,742,959**

The options outstanding at 31 December 2006 have an exercise price between GBPNil and GBP1.05 and a weighted average contractual life of 5.7 years. Outstanding share options are contingent upon specified performance and service criteria being satisfied. As at 31 December 2006 none of the performance or service criteria had been achieved and therefore none of the options are exercisable at this time.

There were no share option programmes in place in the prior year.

The weighted average fair value of the options issued during the period was GBP0.67

Notes to the Financial Statements (continued)

22. Share Based Incentive Plans (continued)

The estimate of the fair value of the share options granted with a grant price of GBP Nil has been calculated by reference to the face value of the award adjusted for the loss of dividends over the vesting period. All other options are measured using a binomial lattice to model the early exercise behaviour. The contractual life of the options, 5-10 years, is used as an input to this model.

Fair value of share options and assumptions	**27 March 2006 and 21 November 2006 EPS targets**	**27 March 2006 AUM Targets**	**8 May 2006 AUM Targets**	**21 November 2006 AUM Targets**
Fair value at measurement date (GBP)	0.86	0.38	0.39	0.25
Share price at grant date (GBP)	1.05	1.05	1.035	0.705
Exercise price (GBP)	Nil	1.05	1.035	0.705
Expected volatility (% p.a.)	Nil	50.0	50.0	50.0
Option life (years)	5-7	7	10	10
Assumed dividend yield (% p.a.)	5.0	5.0	5.0	5.0
Risk-free interest rate (% p.a.)	Nil	4.4	4.9	5.3

The Company's shares were not traded before the majority of the options were granted. In setting the volatility assumption therefore regard was given to the share price volatilities of the Company's closest traded comparator companies, as well as the share price since listing. Based on daily and weekly price observations, the share price volatility has been around 50% which is comparable to that of its competitors over a longer period.

The share options are granted under service and non-market performance conditions. Such conditions are not taken into account in the grant date fair value measurement of the services received. There are no market conditions associated with the share option grants.

Cash Settled

At 24 March 2006, the Group's global employment company, Charlemagne Capital Services Limited (CCSL), made a contribution of US$6.28m to the Charlemagne 2005 Employee Benefit Trust (EBT). The Directors of CCSL recommended to the Trustee of the EBT that this sum be used to purchase Company shares and those shares be held until EPS performances targets and service targets are met, after which time the shares should be sold. The Trustee of the EBT (Sanne Trust Limited, an independent trustee company) may at its discretion allocate the proceeds to discretionary sub-trusts of which certain employees and their families are beneficiaries.

The EBT subsequently purchased 3,422,185 Company shares, which had a fair value of US$5,478,331 as at 31 December 2006, based on the market price as at that date, after adjusting for the waiver of dividend rights at an assumed dividend yield of 5%.

The fair value of the future cash settlement is spread over the vesting period, and recognised as an expense in the accounts with a corresponding increase in liabilities. The fair value is re-measured at each reporting date, with any adjustment in the cumulative fair value being recognised in the reporting period.

Expenses in respect of share based incentive plans

The following amounts have been charged as an expense within these financial statements

	Year to 31 December 2006 US$
Equity settled incentive plans	457,697
Amount relating to cash-settled transaction liabilities	1,006,775
Total expense recognised as employee costs	**1,464,472**

As at 31 December 2006, total liabilities in respect of cash-settled share-based incentive plans were US$1,006,775. No liabilities had vested by the end of the period.

Notes to the Financial Statements (continued)

23. Financial Instruments and Concentration Risk

Financial assets of the Group include cash and cash equivalents, investments and other receivables. Financial liabilities include accruals and other payables. The carrying amounts of these other assets approximate their fair values.

The Group's trading in derivatives is partly for hedging purposes, and partly for speculative investment. Where hedging is involved, the policy is fully or partly to match positions held in other assets. Speculative investment is carefully used, in accordance with parameters set by the Board, in short term situations where physical assets are inappropriate.

Derivatives refer to financial contracts whose value depends on the face value of one or more underlying assets or indices. At 31 December 2006 and 2005 the Group's holdings in derivatives translated into US Dollars were as specified in the tables below.

As at 31 December 2006

Nil

As at 31 December 2005

Type of contract	Expiration	Underlying	Notional Amount of Contracts Outstanding US$'000	Fair Value (Assets) US$'000	Fair Value (Liabilities) US$'000
Futures	March 06	Equity Indices	11,327	-	1,586
Forwards	March 06	Foreign Currencies	4,558	400	-
Options	January 06	Equities	2,784	-	852

Notional amounts are the underlying reference amounts to stock exchange differences, equities and foreign currencies upon which the fair value of the futures, forwards and option contracts traded by the Group are based. While notional amounts do not represent the current fair value and are not necessarily indicative of the future cash flows of the Group's futures, and forward contracts, the underlying price changes in relation to the variables specified by the notional amounts affect the fair value of these derivative financial instruments.

The following is a summary of amounts included within the income statement in respect of derivatives:

	31 December 2006 US$'000	*31 December 2005 US$'000*
Group		
Realised loss on derivatives trading in the year	(3,321)	*(3,873)*
Unrealised (but recognised) loss on derivatives held at year end	-	*(2,438)*

The purchase and sale of derivatives are subject to limits established by the Board. These are monitored on a regular basis and the Group continues to develop its statistical techniques for monitoring purposes.

There is strict segregation between the investment management and deal settlement functions.

Notes to the Financial Statements (continued)

23. Financial Instruments and Concentration Risk (continued)

In the course of the Group's normal trading in currencies, futures and options, margin deposits of varying amounts of cash are held by the Group's brokers. As at 31 December 2006, the amount of these margin deposits was US$45k (*2005: US$4.5m*), such deposits being included within other receivables in the balance sheet (note 17).

Hedging

Details of the nominal and fair values of all contracts as at 31 December 2006 are disclosed within the table within note 23. In accordance with IAS39, Financial Instruments: Recognition and Measurement, as these instruments represent cash flow hedges all gains and losses relating to these contracts have been recognised in equity rather than within the income statement for the current year.

Market risk

The Group is exposed to market risk directly via its investment holdings and indirectly via assets under its management, from which its fee income is derived. As the investments held directly and indirectly are mostly in the emerging European market, there is a concentration of this risk and any general movement in this market would have a significant impact on the Group's income and the value of the Group's investments.

Liquidity risk

The Group is exposed to liquidity risk to the extent that it holds significant stakes in certain financial instruments for which no developed market exists. Therefore, the Group might be unable to sell such stakes quickly at close to fair value. This risk is managed by the Group by means of cash flow planning to ensure that future cash requirements are anticipated and, where financial instruments have to be sold to meet these requirements, the process is carried out in a controlled manner intended to minimize the liquidity risk involved. The Group maintains an overdraft facility with its bankers which can be used if necessary.

Credit risk

The majority of debtors arise from fund management and related activities of the Group. As such the Group is able to determine that the credit risk is minimal in relation to the majority of its debtors. For other debtors a credit evaluation is undertaken on a case by case basis. To reduce exposure to credit risk arising from non-performance by counterparties in derivative transactions, the Group's policy is to transact business through brokers with high credit ratings wherever practicable. The Group invests available cash and cash equivalents with various banks. The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments but, given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

Interest rate risk

The Group is exposed to interest rate risk with regard to holdings in cash and cash equivalents. All cash holdings are at variable rates. The Group does not have any borrowings. Surplus funds are placed on short term deposit.

Notes to the Financial Statements (continued)

23. Financial Instruments and Concentration Risk (continued)

Foreign currency risk

The Group incurs foreign currency risk on investments and expenses denominated in currencies other than US Dollars. In normal circumstances the Group does not actively hedge these foreign currency risks, except as noted below.

	Group		Company	
	31 December 2006 US$'000	***31 December 2005*** *US$'000*	**31 December 2006** US$'000	***31 December 2005*** *US$'000*
Current investments				
- Euros	2,829	*1,903*	-	-
- Polish Zloty	373	-	-	-
Cash and cash equivalents				
- Euros	745	*750*	95	*151*
- British Pounds	158	*70*	29	*5*

24. Commitments

Operating lease commitments during the next twelve months are as follows:

	31 December 2006 US$'000	***31 December 2005*** *US$'000*
Group		
Property, expiring:		
Within 1 year	129	-
In the second to fifth years, inclusive	495	*126*
Over five years	-	*174*
Company		
Lease commitments	-	-

25. Amounts due to and from Subsidiaries

The amounts due to and from subsidiaries are unsecured, repayable on demand and bear interest at commercial rates.

26. Critical accounting estimates, and judgement in applying accounting policies

The directors considered the development, selection and disclosure of the Group's critical accounting policies and estimates and the application of these policies and estimates. Estimates and judgements are continually evaluated and are based on historical and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Fair value of financial instruments

Note 23 contains information about the assumptions and the risk factors relating to the fair value of financial instruments including derivatives. The fair value of financial instruments that are not quoted in active market are determined by the directors by using valuation techniques.

Notes to the Financial Statements (continued)

26. Critical accounting estimates, and judgement in applying accounting policies (continued)

Where valuation techniques are used to determine fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. To the extent practical, models use only observable data. However areas such as credit risk, volatilities and correlations require the directors to make estimates. Changes to the assumptions about these factors could affect reported fair values of financial instruments.

27. Contingent Liabilities

The Group has no significant contingent liabilities.

DIRECTORS OF PRINCIPAL SUBSIDIARIES

CHARLEMAGNE CAPITAL (IOM) LIMITED

Asset management company in Isle of Man

Directors are:

James Mellon (Chairman)
Anderson A. Whamond (Managing)
Philip B. Games (Non-Executive)
James Houghton
David McMahon

CHARLEMAGNE CAPITAL (UK) LIMITED

Investment advisory and marketing company in the UK

Directors are:

Sir James Mellon KCMG (Non-Executive Chairman)
Jayne A. Sutcliffe (Managing)
N. Jonathan Bradley (Non-Executive)
Varda Lotan
Julian P. Mayo
Andrew J. Wiles

CHARLEMAGNE CAPITAL (SERVICES) LIMITED

Global employment company in Isle of Man

Directors are:

David McMahon
Anderson A. Whamond

CHARLEMAGNE CAPITAL (INVESTMENTS) LIMITED

Investment and subsidiary holding company in Isle of Man

Directors are:

David McMahon
Anderson A. Whamond

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the above named Company will be held at the Sefton Hotel, Harris Promenade, Douglas, Isle of Man on Monday 14 May 2007 at 12 noon to transact the following business:

As ordinary resolutions:

1. To receive and consider the Directors' Report, Auditors' Report and the Audited Consolidated Financial Statements of the Company for the year ended 31 December 2006.
Each year we will ask shareholders to consider the Annual Report and Financial Statements under Article 166 of the Company's Articles of Association ("the Articles").

2. To ratify the dividends declared by the directors in respect of 2006 and confirm that no final dividend is paid.
Each year the directors will declare interim dividends, subject to the availability of distributable reserves, and may declare a final dividend. On this occasion a second interim dividend was proposed instead of a final dividend in order that the amount could be paid to shareholders without waiting for the approval of this meeting.

3. To re-appoint KPMG Audit LLC, Isle of Man as auditors of the Company and authorise the directors to approve their remuneration.
Under Article 167 of the Articles, shareholders must approve the re-appointment of the auditors each year and authorise the directors to set their fees. In line with best practice, the directors have delegated the authority to the Audit Committee to set the auditors' fees.

4. To re-appoint James Mellon as a director of the Company.
James Mellon has been a director of the Company since August 1997 and is required to retire each year under Article 125. He is offering himself for re-election as a director.

5. To re-appoint David McMahon as a director of the Company.
David McMahon has been a director of the Company since March 1999 and retires by rotation under Article 122. He is offering himself for re-election as a director.

6. To re-appoint David Donald Curl as a director of the Company.
David Curl has been a director of the Company since August 2001 and retires by rotation under Article 122. He is offering himself for re-election as a director.

7. To grant standing authority such that the Company be authorised generally and without conditions to make market purchases of its ordinary shares (within the meaning of Section 163 of the UK Companies Act 1985) on such terms as the Directors may from time to time determine provided that (a) it may not purchase more than 29,406,177 ordinary shares of US$0.01 each; (b) it may not pay more than 5% (exclusive of expenses) over the average of the middle market price of the ordinary shares for the five business days immediately before the day on which the company agrees to buy the shares; (c) this authority will expire on 14 May 2008 or, if earlier, the conclusion of the next Annual General Meeting of the Company.
The directors have previously indicated that interim and final dividends will be declared based on the net profits of the Group excluding contributions from net performance fees and non-recurring income, if any. One of the options which the directors feel it appropriate to have available to them would be to use such income to purchase shares in the open market when conditions are deemed appropriate. Under Article 69(B) this resolution will allow up to 10% of the current issued capital of the Company, at the time of setting this agenda, to be repurchased in this way and cancelled.

8. To grant standing authority such that the directors be authorised generally and without conditions to (a) allot up to 98,020,590 ordinary shares of US$0.01 each for a period expiring on 14 May 2008 or, if earlier, the conclusion of the next Annual General Meeting of the Company, unless previously renewed, varied or revoked by the Company in General Meeting prior to that date; (b) make an offer or agreement which would or might require ordinary shares of US$0.01 to be allotted after expiry of this authority and the directors may allot ordinary shares in pursuance of that offer or agreement as if this authority had not expired.

Although no such circumstances are envisaged at present, the directors may, for example, decide that it is in the best interests of the Company to make acquisitions of other entities or of blocks of business from other entities in return for a consideration settled with ordinary shares of the Company. Adoption of this authority under Article 7 would allow the expansion of share capital by the allotment of a maximum of one third of the total shares in issue at the time of setting this agenda for the purpose of such acquisitions. Note that, at present, the directors may only allot shares pursuant to the share option arrangements of the Company and its subsidiaries.

As a special resolution:

9. Subject to standing authority granted under resolution 8 above, to waive pre-emption rights in relation to ordinary shares of US$0.01 issued in respect of an annual number of ordinary shares allotted not exceeding 5% of the issued share capital as shown by the latest published audited financial statements.
In the event that the use of the powers contained under resolution 8 are exercised, shareholders would normally be given the opportunity to exercise pre-emption rights to purchase the shares, perhaps by way of a rights issue. However Article 26 permits the shareholders to disapply these provisions, which are contained in Articles 18-25 inclusive, and, in accordance with best practice, approval is sought to do so for issuance of shares below a level of 5% of the capital. In the unlikely event that the shares to be allotted exceed this level shareholders would be given the opportunity to vote on the matter at an Extraordinary General Meeting.

By Order of the Board
David McMahon
Secretary

Date: 12 March 2007

Registered Office
PO Box 309GT, Ugland House
South Church Street
George Town
Grand Cayman
Cayman Islands
BRITISH WEST INDIES

Correspondence Address
Third Floor,
Regent House,
16-18 Ridgeway St,
Douglas,
Isle of Man,
IM1 1EN,
British Isles.

NOTES:

1 A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, to vote instead of him; a proxy need not be a member of the Company. In the case of joint holders, if more than one of such joint holder is present, only the person whose name stands first in the Register of Members in respect of the relevant joint holding will be entitled to vote, whether in person or by proxy.

2 Forms of proxy have been mailed with this document. Duplicate copies may be obtained by contacting the Registrar at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or by request to the Company Secretary, Charlemagne Capital Limited, Regent House, 16-18 Ridgeway St, Douglas, Isle of Man, IM1 1EN, British Isles. Completion and return of the relevant form of proxy will not preclude a member from attending and voting at the Meeting if he so wishes. In the event that a member who has lodged a form of proxy attends the Meeting, his form of proxy will be deemed to have been revoked.

3 In order to be valid, the instrument appointing a proxy for ordinary shareholdings and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power of attorney or authority, should be

deposited at The Proxy Processing Centre, Telford Road, Bicester, OX26 4LD not less than forty-eight hours before the time appointed for holding the meeting.

4. In the case of holders of depositary interests representing ordinary shares in the Company, a form of direction must be completed in order to appoint Capita IRG Trustees Limited, the Depositary, to vote on the holder's behalf at the meeting. To be effective, a completed and signed form of direction (and any power of attorney or other authority under which it is signed) must be deposited at the Proxy Processing Centre, Telford Road, Bicester, OX26 4LD not less than forty-eight hours before the time appointed for holding the meeting.

5. It is important that the correct form of proxy is used and if you are in any doubt you should contact Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU.

Regulatory Announcement

Go to market news section

Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:00 13-Apr-07
Number	7893U

RNS Number:7893U
Charlemagne Capital Limited
13 April 2007

13th April 2007

Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Thursday 12th April 2007 it purchased for cancellation 950,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 78.5 pence.

As a result of these purchases and cancellations, Charlemagne will have 291,104,872 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 22 May 2006, Charlemagne was authorised by its shareholders to purchase up to 29,771,177 of its ordinary shares (representing 10% of its issued capital at that time) subject to certain conditions as outlined in the resolution.

Enquiries

Charlemagne Capital David McMahon, Company Secretary	01624 640 200
Smithfield Consultants John Kiely George Hudson	020 7360 4900

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

This information is provided by RNS
The company news service from the London Stock Exchange

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